02054793

RECEIVED DEC 0 9 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 181

12/17/02

TC 12/21

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1. 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FASCO International, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20264 E. Carrey Road
(No. and Street)

Walnut	California	91789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charng-Yi Chen — (909) 595-5523
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 3 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charng-Yi Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FASCO International, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 23 day of Oct., 2002

[signature]
Notary Public

Charng-Yi Chen 10/23/02
Signature

President
Title

KATHY RUST
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1273345
LOS ANGELES COUNTY
My Comm. Exp. Sept. 4, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
FASCO International, Inc.

I have audited the accompanying statement of financial condition of FASCO International, Inc. as of September 30, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FASCO International, Inc. as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
October 28, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924

FASCO International, Inc.
Statement of Financial Condition
September 30, 2002

ASSETS

Cash and cash equivalents	$ 64,369
Receivable from clearing firm	608
Deposits with clearing firms	50,000
Property, plant and equipment, net of $32,489 accumulated depreciation	9,958
Deposits	2,166
Prepaid expenses and income taxes	4,758
Total assets	$ 131,859

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 6,812
Commissions payable	10,900
Total liabilities	17,712
Stockholders' equity	
Common stock, no par value; 1,000,000 shares authorized, 105,037 shares issued and outstanding	105,037
Additional paid-in capital	22,838
Accumulated deficit	(13,728)
Total stockholders' equity	114,147
Total liabilities and stockholders' equity	$ 131,859

The accompanying notes are an integral part of these financial statements.

FASCO International, Inc.
Statement of Operations
For the Year Ended September 30, 2002

Revenues	
Commissions	$ 383,933
Fee based income	980
Interest income	4,682
Gain (losses) on sale of assets	(3,058)
Other income	18,246
Total revenues	404,783
Expenses	
Commissions and floor brokerage	349,073
Communications	1,125
Occupancy and equipment rental	1,453
Taxes, other than income taxes	901
Other operating expenses	75,994
Total expenses	428,546
Income (loss) before income taxes	(23,763)
Income taxes	
Income taxes provision	800
Total income taxes	800
Net income (loss)	$ (24,563)

The accompanying notes are an integral part of these financial statements.

FASCO International, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings/ Accumulated Deficit	Total
Balance, September 30, 2001	$ 105,037	$ 22,838	$ 10,835	$ 138,710
Net income (loss)	-	-	(24,563)	(24,563)
Balance, September 30, 2002	$ 105,037	$ 22,838	$ (13,728)	$ 114,147

The accompanying notes are an integral part of these financial statements.

FASCO International, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2002

Cash Flows from Operating Activities:		
Net income (loss)		$ (24,563)
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Deprecation	$ 6,928	
Gain (loss) on sale of property	3,058	
(Increase) decrease in assets:		
Receivable from clearing firms	28,146	
Deposits with clearing firm	50,000	
Prepaid expenses	(3,221)	
Increase (decrease) in liabilities:		
Accounts payable	(3,952)	
Commissions payable	(2,752)	
Accrued expenses	(538)	
Total adjustments		77,669
Net cash provided by operating activities		53,106
Cash Flows from Investing Activities:		
Purchase of equipment	(1,837)	
Net cash used in investing activities		(1,837)
Cash Flows from Financing Activities:		–
Net increase (decrease) in cash and cash equivalents		51,269
Cash and cash equivalents, October 1, 2001		13,100
Cash and cash equivalents, September 30, 2002		$ 64,369
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 901	
Cash paid for income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

FASCO International, Inc.
Notes to Financial Statements
For the Year Ended September 30, 2002

Note 1:GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FASCO International, Inc. (the "Company") was incorporated in the state of California on September 9, 1992. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC).

The Company operates as a retail broker/dealer in general securities, mutual funds and variable insurance/annuities, on a fully disclosed basis, whereby the Company does not hold customer funds or securities.

The Company has more than 800 clients located in California. Roughly 500 clients are located in northern California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Cash and cash equivalents

The Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Securities transactions are recorded on a settlement date basis, except for proprietary transactions, commissions revenue and the related expenses which we recorded on a trade date basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation of furniture and equipment is computed using the straight-line method over an estimated useful life of five to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized.

FASCO International, Inc.
Notes to Financial Statements
For the Year Ended September 30, 2002

Note 2: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2002 consisted of the following:

Office machinery and equipment	$ 9,884
Furniture and fixtures	23,643
Computer equipment	8,920
	42,447
Less accumulated depreciation	(32,489)
	$ 9,958

Depreciation expense for the year ended September 30, 2002 is $6,928.

Note 3: INCOME TAXES

The provision for income taxes at September 30, 2002 consisted of the following:

State income tax provision	$ 800
Total income tax expense	$ 800

The tax provision consists of the minimum $800 California Franchise Tax. No Federal tax provision has been recorded, as the Company incurred a loss for the year ended September 30, 2002. The Company has elected to carry forward the loss to offset future taxable income. The loss incurred for the year ended September 30, 2002 can be carried forward until it expires at September 30, 2022. The Company has other prior year net operating loss carry (NOL) forwards. The State's NOL will expire by September 30, 2006.

The Company has certain deferred tax assets related to the net operating loss carryforward. There is no assurance that future taxable income will be sufficient to realize the net asset or utilize the tax carryforward. The Company has determined that it is more likely than not that the deferred tax asset may not be realizable. Therefore, a 100% valuation allowance has been recorded.

FASCO International, Inc.
Notes to Financial Statements
For the Year Ended September 30, 2002

Note 4: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 1,453

Note 5: RELATED PARTY TRANSACTIONS

In June of 2002, the Company entered into a written agreement with SAGE Sinoservices (SAGE), a company wholly owned by the Company's majority shareholder, whereby SAGE would provide office space, equipment, accounting and staffing to maintain the Company's operations. The Company agreed to reimburse SAGE 75% of the expenses attributable to this agreement. The agreement was retroactive to August 2, 2001, as that was the date this operating agreement was verbally enacted and put into force.

Under this agreement the Company paid SAGE $17,516 for operating expenses for the year ended September 30, 2002.

Note 6: COMMITMENTS AND CONTINGENCIES

In July of 2001, the Company entered into an operating agreement with two of its shareholders, whereby the shareholders agreed to "Park" the Company in their offices to help maintain the Company's operations by subsidizing operating expenses. The Company agreed to reimburse the shareholders 75% of certain operating expenses, pay the shareholders a $3,500 manager's fee each, per month, and pay $1,500 for an administrative assistant, per month, provided the Company could maintain 140% of its net capital requirement. If paying the shareholders under this agreement would reduce the Company's net capital to below 140% of its requirement, then the Company was not obligated to pay these expenses. However, any unpaid reimbursements, manager's fees and assistant expenses would be accumulated to the end of the agreement on July 31, 2002. These unpaid expenses could be converted into shares of stock after July, 2002.

This agreement was breached shortly after entering into it, and had to be superceded by the agreement with the Company's majority shareholder (see note 5).

Had the agreement not been breached the Company would have had to issue between $32,000 to $48,000 in common stock to the shareholders to cover unpaid expenses.

FASCO International, Inc.
Notes to Financial Statements
For the Year Ended September 30, 2002

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on September 30, 2002, the Company's net capital of $97,265 exceeded the minimum net capital requirement by $47,265; and the Company's ratio of aggregate indebtedness ($17,712) to net capital was 0.18 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

FASCO International, Inc.
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of Year Ended September 30, 2002

Computation of net capital		
Common stock	$ 105,037	
Additional paid-capital	22,838	
Accumulated deficit	(13,728)	
Total stockholders' equity		$ 114,147
Less: Non-allowable assets		
Property, plant & equipment	(9,958)	
Deposits	(2,166)	
Prepaid expenses	(4,758)	
		(16,882)
Net capital before haircuts		97,265
Haircuts on securities		
		-
Net capital		97,265
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,181	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		(50,000)
Excess net capital		$ 47,265
Ratio of aggregate indebtedness to net capital	0.18: 1	

There was no material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5.

See independent auditor's report.

FASCO International, Inc.
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of Year Ended September 30, 2002

A computation of reserve requirements is not applicable to FASCO International, Inc. as the Company qualifies for exemption under rule 15c3-3 (k) (2).

FASCO International, Inc.
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of Year Ended September 30, 2002

Information relating to possession or control requirements is not applicable to FASCO International, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

FASCO International, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended September 30, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
FASCO International, Inc.

In planning and performing my audit of the financial statements of FASCO International, Inc. (the Company), for the year ended September 30, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by FASCO International, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
October 28, 2002